UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Core Scientific, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21873J108

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

50 Hudson Yards

New York, NY 10001

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21873J108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlackRock, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,239,620
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,239,620
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,620
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON (see instructions) HC

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 27, 2023 (as so amended, the “Schedule 13D”), by BlackRock relating to the Common Stock of Core Scientific, Inc., a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

On December 21, 2022, the Issuer and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On January 15, 2024, the Debtors filed with the Bankruptcy Court an amended joint reorganization plan under the Bankruptcy Code related to the Chapter 11 Cases (the “Plan”), and on January 16, 2024, the Bankruptcy Court entered an order confirming the Plan (the “Confirmation Order”). On January 23, 2024, (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. On the Effective Date, in connection with the effectiveness of, and pursuant to the terms of, the Plan and the Confirmation Order, the Issuer’s common stock outstanding immediately before the Effective Date was canceled and is of no further force or effect, and the new organizational documents of the Company became effective, authorizing the issuance of new shares of common stock, par value $0.00001 per share.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended by adding the following immediately before the last paragraph thereof:

On January 23, 2024, BlackRock, in its role as the parent of the Advisory Subsidiaries in the capacity as investment advisers to certain client accounts, acquired beneficial ownership of 2,239,620 shares of the Issuer’s Common Stock. BlackRock also acquired approximately $19.5 million in aggregate principal amount of secured convertible notes that may be convertible into up to 3,346,958 shares of Common Stock in accordance with the terms of the indenture governing the convertible notes. Such securities were acquired on the Effective Date as part of the Plan in exchange for securities of the Issuer held by the Advisory Subsidiaries prior to the Effective Date that were canceled as part of the Plan and were made for investment purposes in the ordinary course of business of the Advisory Subsidiaries. In addition, on the Effective Date as part of the Plan, BlackRock, in its role as the parent of the Advisory Subsidiaries in the capacity as investment advisers to certain client accounts, acquired 2,192,027 contingent value rights that entitle the holders thereof to certain cash payments upon the occurrence of certain events as described in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 23, 2024 (the “January 23, 2024 8-K”). Certain of such client accounts are also serving as lenders under the Issuer’s credit and guaranty agreement, dated as of January 23, 2024, by and among the Company, as borrower, the guarantors named therein, the lenders party thereto and Wilmington Trust, National Association, as administrative agent and collateral agent, consisting of an $80 million first-lien credit facility as further described in the Issuer’s January 23, 2024 8-K.

Item 4. Purpose of Transaction.

The information in Item 4 is hereby amended by adding the following immediately before the penultimate paragraph thereof:

On January 23, 2024, upon the occurrence of the Effective Date under the Plan, the Support Period (as defined in the Support Agreement) concluded in accordance with the terms of the Support Agreement. As a result of the foregoing, any “group,” as such term is used in Regulation 13D under the Act that may be deemed to have been formed with the other parties to the Support Agreement who beneficially owned shares of the Issuer’s Common Stock prior to the Effective Date of the Plan, terminated on January 23, 2024.

Item 5. Interest in Securities of the Issuer.

The information in Item 5(a), (b), (c) and (e) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. See Annex A for applicable information regarding Covered Persons.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 184,998,580 shares of Common Stock issued and outstanding as of January 23, 2024, the Effective Date, after giving effect to the consummation of the Plan, as disclosed in the Issuer’s January 23, 2024 8-K.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by its Advisory Subsidiary, BlackRock Financial Management, Inc.

(c) Except with respect to the issuance of securities as part of the Plan, as described in Item 3 above, there were no transactions in the Common Stock of the Issuer effected during the past 60 days by the persons identified in Item 2 above.

(e) As of January 23, 2024, BlackRock does not beneficially own more than five percent of the Issuer’s Common Stock and, as a result of the expiration of the Support Period under the Support Agreement, may no longer be deemed to be a member of a “group” that beneficially owns more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2024

BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney-in-Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Position	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Robert S. Kapito	President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Rachel Lord	Senior Managing Director and Chair and Head of Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	U.K.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Stephen Cohen	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Martin Small	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Mark Wiedman	Senior Managing Director and Head of the Global Client Business	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Caroline Heller	Senior Managing Director and Global Head of Human Resources	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Marc Comerchero	Managing Director, Chief Accounting Officer and Global Controller	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

A-1

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Bader M. Alsaad	Arab Fund for Economic & Social Development – Chairman of the Board and Director General	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	Kuwait

Pamela Daley	General Electric Company – Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Laurence D. Fink	BlackRock, Inc. – Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

William E. Ford	General Atlantic – Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 50 Hudson Yards, 33rd Fl New York, NY 10001	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation – Former Executive Chairman, Chairman, President and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Margaret “Peggy” L. Johnson	Magic Leap, Inc. – Chief Executive Officer	Magic Leap 7500 W. Sunrise Blvd Plantation, FL 33322	U.S.

Robert S. Kapito	BlackRock, Inc. – President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Cheryl D. Mills	BlackIvy Group LLC – Founder and Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Amin H. Nasser	Saudi Arabian Oil Company – President and Chief Executive Officer	P.O. Box 5000, Dhahran, 31311, Kingdom of Saudi Arabia	Saudi Arabia

Gordon M. Nixon	Royal Bank of Canada – Former President, Chief Executive Officer and Board Member	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	Canada

Kristin C. Peck	Zoetis Inc. – Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

A-2

Charles H. Robbins	Cisco Systems, Inc. – Chairman and Chief Executive Officer	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. – Chairman and Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. – Former Vice Chairman	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Mark Wilson	Abacai – Co-Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	New Zealand